Exhibit 4(a)

DESCRIPTION OF CAPITAL STOCK

General

TrustCo Bank Corp NY (“TrustCo”) is currently authorized to issue 150,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $10.00 per share.

Common Stock

Voting Rights. Holders of TrustCo common stock possess exclusive voting rights in TrustCo, except to the extent that shares of preferred stock issued in the future may have voting rights. Each holder of shares of TrustCo common stock is entitled to one vote for each share held of record on all matters submitted to a vote of TrustCo shareholders.

Dividend Rights. Holders of TrustCo common stock are entitled to receive dividends when, as and if declared by the TrustCo board of directors out of funds legally available therefor, subject to any preferential dividend rights that may attach to preferred stock that TrustCo may issue in the future. Under the New York Business Corporation Law (the “NYBCL”), TrustCo may pay dividends on its common stock unless it is or would thereby be made insolvent. Moreover, TrustCo may pay dividends out of surplus only such that its net assets remaining after the dividend payment is at least equal to the amount of TrustCo’s stated capital. If TrustCo pays any dividend, in whole or in part, from sources other than earned surplus, it must notify stockholders of that fact. The ability of TrustCo’s subsidiary Trustco Bank to pay cash dividends, which is expected to be TrustCo’s principal source of income, is restricted by applicable banking laws, including the regulations and policies of the Office of the Comptroller of the Currency, which is Trustco Bank’s primary regulator, and the Board of Governors of the Federal Reserve System, which is TrustCo’s primary regulator. Such dividends have previously been TrustCo’s principal source of income.

Liquidation Rights. In the event TrustCo is liquidated or dissolved, each holder of TrustCo common stock would be entitled to receive, after payment of all TrustCo’s debts and liabilities, a pro rata portion of all of TrustCo’s assets available for distribution to holders of its common stock. If TrustCo has issued any preferred stock, the holders thereof may have a priority in liquidation or dissolution over the holders of the common stock.

Other Characteristics. Holders of TrustCo common stock do not have preemptive rights with respect to any additional shares of common stock that TrustCo may issue in the future. There are no redemption or sinking fund provisions applicable to the shares of TrustCo common stock. The transfer agent for shares of TrustCo common stock is Computershare Trust Company, National Association.

Preferred Stock

TrustCo’s certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, par value $10.00 per share. TrustCo’s board of directors may authorize the issuance of one or more series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock. Any voting powers of TrustCo preferred stock may be full or limited but may not exceed one vote per share.

The terms of particular series of preferred stock may differ, among other things, in:

•	designation,
•	number of shares that constitute the series,
•	dividends (which may be cumulative or noncumulative), the dividend rate or the method of calculating the dividend rate,
•	dividend periods or the method of calculating the dividend periods,
•	amount of liquidation preference per share, if any,
•	price at which the preferred stock will be issued,
•	conversion provisions, if any,
•	convertibility into other series of preferred stock or common stock and
•	any other specific terms of the preferred stock being offered.

Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up:

•	junior to any series of TrustCo capital stock expressly stated to be senior to that series of preferred stock, and
•	senior to TrustCo common stock and any class of TrustCo capital stock expressly stated to be junior to that series of preferred stock.

Anti-Takeover Statutes and Provisions

In general, the NYBCL prohibits any business combination (including, for example, mergers, consolidations and acquisitions of substantially all of the assets) between a New York corporation and an “interested stockholder” (defined as any owner of 20% or more of the voting stock of such corporation) unless the corporation’s board of directors has approved the business combination or the stock acquisition by which the related party’s interest reached 20% prior to the date of such stock acquisition. This restriction applies for five years after the date of such stock acquisition. Thereafter, the corporation may enter into a business combination with the related party:

•	if the combination is approved by a majority of the corporation’s voting stock beneficially owned by stockholders other than the related party; or
•
if such disinterested stockholders receive a price for their shares equal to or greater than a price determined in accordance with a statutory formula intended to assure that stockholders receive an equitable price in the business combination.

As a New York corporation, TrustCo, and any potential acquiror of us, would be subject to this provision.

In addition, TrustCo certificate of incorporation and bylaws contain several provisions that may be deemed to be “anti-takeover” in nature. TrustCo certificate of incorporation includes a so-called “fair consideration” provision, which provides that a “business combination” (including a merger, consolidation or acquisition of substantially all of the assets) involving TrustCo or any of its subsidiaries, with any person or entity beneficially owning directly or indirectly more than 5% of TrustCo outstanding voting stock may not be consummated without the affirmative vote of at least two-thirds of TrustCo voting stock, even if the normal statutory requirements are otherwise met, unless:

•	the transaction is approved by at least two-thirds of the members of the TrustCo Board who are not affiliated with the 5% stockholder; or
•	the transaction meets certain minimum price requirements (in either of which cases only the normal stockholder and director approval requirements of the NYBCL would govern the transaction).

TrustCo certificate of incorporation requires an affirmative vote of at least two-thirds of TrustCo voting stock to change, modify or repeal any provision of TrustCo certificate of incorporation or bylaws.

Certain Effects of Authorized But Unissued Stock

Subject to the requirements of the NASDAQ Stock Market or other applicable rules, TrustCo may issue shares of common stock and preferred stock in future issuances without stockholder approval. TrustCo may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on TrustCo capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable TrustCo board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of TrustCo company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of TrustCo management.